No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended December  31, 2010 with Financial Services Agency in Japan.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 22, 2011 has decided a plan for changes to its management. Those changes as of late June 2011 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2011 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Exhibit 3:

On January 24, 2011, Honda Motor Co., Ltd. (the “Company”) announced the discovery of inappropriate trading activity by the Sea Food Section of the Foodstuff Division of Honda Trading Corporation (“HT”) and the resulting financial impact.

Exhibit 4:

Honda Motor Co., Ltd. corrects the English language translation of its financial release for the fiscal third quarter ended December 31, 2010.

EXPLANATORY NOTE

Exhibit 4 is hereby furnished by Honda Motor Co., Ltd. under this Form 6-K to amend its English language translation of its financial release for the fiscal third quarter ended December 31, 2010, which release was originally furnished to the Securities and Exchange Commission on February 2, 2011 as Exhibit 2 under the cover of Form 6-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: March 11, 2011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2010

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and March 31, 2010

	Yen (millions)
Assets	December 31, 2010	March 31, 2010
	unaudited	audited
Current assets:
Cash and cash equivalents	¥1,158,669	¥1,119,902
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥6,488 million at December 31, 2010 and ¥8,555 million at March 31, 2010 (notes 1(e), 3 and 7)	733,114	883,476
Finance subsidiaries-receivables, net (notes 1(c), 2, 3, 4 and 7)	1,096,616	1,100,158
Inventories (notes 1(e), 5 and 7)	941,723	935,629
Deferred income taxes	181,154	176,604
Other current assets (notes 3, 6 and 11)	432,708	397,955

Total current assets	4,543,984	4,613,724

Finance subsidiaries-receivables, net (notes 1(c), 2, 3, 4 and 7)	2,261,545	2,361,335

Investments and advances:
Investments in and advances to affiliates	511,060	457,834
Other, including marketable equity securities (notes 3, 4 and 6)	199,614	184,847

Total investments and advances	710,674	642,681

Property on operating leases:
Vehicles	1,570,957	1,651,672
Less accumulated depreciation	293,673	343,525

Net property on operating leases	1,277,284	1,308,147

Property, plant and equipment, at cost (note 7):
Land	479,860	489,769
Buildings	1,467,989	1,509,821
Machinery and equipment	3,121,703	3,257,455
Construction in progress	159,799	143,862

	5,229,351	5,400,907
Less accumulated depreciation and amortization	3,317,762	3,314,244

Net property, plant and equipment	1,911,589	2,086,663

Other assets, net of allowance for doubtful accounts of ¥24,037 million at December 31, 2010 and ¥9,319 million at March 31, 2010 (notes 3 and 11)	554,536	616,565

Total assets	¥11,259,612	¥11,629,115

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and March 31, 2010

	Yen (millions)
Liabilities and Equity	December 31, 2010	March 31, 2010
	unaudited	audited
Current liabilities:
Short-term debt (notes 1(c) and 4)	¥1,076,325	¥1,066,344
Current portion of long-term debt (notes 1(c) and 4)	916,848	722,296
Trade payables:
Notes	20,935	24,704
Accounts	662,778	802,464
Accrued expenses (note 12)	445,029	542,521
Income taxes payable	33,480	23,947
Other current liabilities (note 11)	205,024	236,854

Total current liabilities	3,360,419	3,419,130

Long-term debt, excluding current portion (notes 1(c) and 4)	2,061,227	2,313,035
Other liabilities (notes 8 and 12)	1,323,330	1,440,520

Total liabilities	6,744,976	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity (note 9):
Common stock, authorized 7,086,000,000 shares at December 31, 2010 and at March 31, 2010; issued 1,811,428,430 shares at December 31, 2010 and issued 1,834,828,430 shared at March 31, 2010	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,149	45,463
Retained earnings (notes 1(c) and 13(a))	5,649,200	5,304,473
Accumulated other comprehensive income (loss), net (notes 6 and 11)	(1,539,352)	(1,208,162)
Treasury stock, at cost 9,125,467 shares at December 31, 2010 and 20,225,694 shares at March 31, 2010	(26,107)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,388,486	4,328,640

Noncontrolling interests (note 9)	126,150	127,790

Total equity (note 9)	4,514,636	4,456,430

Commitments and contingent liabilities (note 12)
Total liabilities and equity	¥11,259,612	¥11,629,115

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the nine months ended December 31, 2009 and 2010

	Yen (millions)
	December 31, 2009	December 31, 2010
	unaudited	unaudited
Net sales and other operating revenue (note 1(e))	¥6,299,607	¥6,723,788

Operating costs and expenses:
Cost of sales (note 1(e))	4,720,520	4,849,409
Selling, general and administrative (note 1(e))	986,049	987,045
Research and development	325,360	363,765

	6,031,929	6,200,219

Operating income	267,678	523,569

Other income (expenses):
Interest income	13,144	16,836
Interest expense	(8,296)	(6,264)
Other, net (notes 6 and 11)	(29,915)	19,792

	(25,067)	30,364

Income before income taxes and equity in income of affiliates	242,611	553,933

Income tax expense (note 8):
Current	81,272	40,511
Deferred	26,825	117,165

	108,097	157,676

Income before equity in income of affiliates	134,514	396,257

Equity in income of affiliates	69,398	114,742
Net income	203,912	510,999

Less: Net income attributable to noncontrolling interests	7,688	21,465

Net income attributable to Honda Motor Co., Ltd.	¥196,224	¥489,534

	Yen
	December 31, 2009	December 31, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 15(b)):	¥108.14	¥270.82

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended December 31, 2009 and 2010

	Yen (millions)
	December 31, 2009	December 31, 2010
	unaudited	unaudited
Net sales and other operating revenue (note 1(e))	¥2,240,740	¥2,110,414

Operating costs and expenses:
Cost of sales (note 1(e))	1,610,147	1,517,648
Selling, general and administrative (note 1(e))	341,355	343,003
Research and development	112,267	124,110

	2,063,769	1,984,761

Operating income	176,971	125,653

Other income (expenses):
Interest income	4,372	6,069
Interest expense	(1,172)	(2,017)
Other, net (notes 6 and 11)	(9,158)	1,875

	(5,958)	5,927

Income before income taxes and equity in income of affiliates	171,013	131,580

Income tax expense (note 8):
Current	44,598	19,575
Deferred	19,842	67,461

	64,440	87,036

Income before equity in income of affiliates	106,573	44,544

Equity in income of affiliates	32,806	43,443
Net income	139,379	87,987

Less: Net income attributable to noncontrolling interests	4,752	6,869

Net income attributable to Honda Motor Co., Ltd.	¥134,627	¥81,118

	Yen
	December 31, 2009	December 31, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 15(b)):	¥74.19	¥45.01

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the nine months ended December 31, 2009 and 2010

	Yen (millions)
	December 31, 2009	December 31, 2010
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥203,912	¥510,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	299,230	262,251
Depreciation of property on operating leases	171,724	160,036
Deferred income taxes	26,825	117,165
Equity in income of affiliates	(69,398)	(114,742)
Dividends from affiliates	86,016	44,156
Provision for credit and lease residual losses on finance subsidiaries-receivables	33,953	11,328
Impairment loss on investments in securities	313	673
Impairment loss on long-lived assets and goodwill excluding property on operating leases	54	534
Impairment loss on property on operating leases	3,265	—
Loss (gain) on derivative instruments, net	(29,312)	(26,644)
Decrease (increase) in assets:
Trade accounts and notes receivable	102,346	73,716
Inventories	351,805	(93,519)
Other current assets	130,049	18,408
Other assets	18,634	(9,105)
Increase (decrease) in liabilities:
Trade accounts and notes payable	17,161	(61,340)
Accrued expenses	(67,690)	(28,242)
Income taxes payable	(18,754)	10,226
Other current liabilities	8,028	(3,940)
Other liabilities	(18,057)	(81,850)
Other, net	(44,694)	(24,480)

Net cash provided by operating activities	1,205,410	765,630

Cash flows from investing activities:
Increase in investments and advances	(17,597)	(7,432)
Decrease in investments and advances	11,887	10,759
Payments for purchases of available-for-sale securities	(3,324)	(199)
Proceeds from sales of available-for-sale securities	1,994	2,319
Payments for purchases of held-to-maturity securities	(11,034)	(164,145)
Proceeds from redemptions of held-to-maturity securities	1,230	79,517
Capital expenditures	(296,458)	(204,193)
Proceeds from sales of property, plant and equipment	8,280	18,311
Acquisitions of finance subsidiaries-receivables	(1,157,260)	(1,629,600)
Collections of finance subsidiaries-receivables	1,276,994	1,567,415
Sales (purchases) of finance subsidiaries-receivables, net	(42,714)	—
Purchases of operating lease assets	(379,793)	(586,391)
Proceeds from sales of operating lease assets	143,498	298,308

Net cash used in investing activities	(464,297)	(615,331)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(594,131)	127,340
Proceeds from long-term debt	939,245	579,844
Repayments of long-term debt	(659,844)	(612,441)
Dividends paid (note 13(a))	(43,550)	(65,136)
Dividends paid to noncontrolling interests	(14,185)	(15,641)
Sales (purchases) of treasury stock, net	(12)	(34,794)

Net cash used in financing activities	(372,477)	(20,828)
Effect of exchange rate changes on cash and cash equivalents	5,968	(90,704)

Net change in cash and cash equivalents	374,604	38,767
Cash and cash equivalents at beginning of the period	690,369	1,119,902

Cash and cash equivalents at end of the period	¥1,064,973	¥1,158,669

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2010 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2010. Consolidated financial statements for the year ended March 31, 2010 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months and nine months ended December 31, 2010 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of ¥282,353 million and their related secured debt of ¥274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the three months ended June 30, 2010 by ¥1,432 million, net of tax effect.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the nine months ended December 31, 2010. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(e)	Out-of-period adjustments

The overstatements of trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in the previously issued consolidated financial statements, in relation to “inventory management trading” activities in which a domestic subsidiary of the Company has involved were found. The Company recorded the related cumulative loss amounted to ¥14,123 million, which incurred in prior fiscal years, as selling, general and administrative expenses in the Company’s consolidated statements of income for the nine months ended December 31, 2010, not by retrospectively adjusting the prior year financial statements. As a result, operating income for the nine months ended December 31, 2010 decreased by ¥14,123 million. The Company also adjusted net sales and other operating revenue amounted to ¥9,888 million and related operating expenses overstated in the Company’s consolidated statements of income for the six months ended September 30, 2010, in the Company’s consolidated statements of income for the three months ended December 31, 2010. As a result, operating income for the three months ended December 31, 2010 decreased by ¥14,403 million, including the above cumulative loss incurred in prior fiscal years. Honda believes that these out-of-period adjustments are immaterial to the Company’s consolidated financial statements or results of operations as of and for the three months and nine months ended December 31, 2010 as well as prior periods.

*	“Inventory management trading” means transactions in which a domestic subsidiary of the Company temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	December 31, 2010	March 31, 2010
Finance subsidiaries-receivables
Allowance for credit losses	¥24,866	¥34,927
Allowance for losses on lease residual values	6,967	9,253

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets. Honda recognizes retail, direct financing lease and wholesale receivables as finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables”, and discloses the following information.

Allowance for Credit Losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions such as a rise in unemployment rates or declines in used vehicle prices. The finance subsidiaries of the Company estimate losses incurred on retail and direct financing lease receivables and recognize them in the allowance for credit losses. Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases. The finance subsidiaries of the Company segment these receivables into groups with common characteristics, and estimate collectively the allowance for credit losses on consumer finance receivables by the group. The finance subsidiaries of the Company take into consideration various methodologies when estimating the allowance including vintage loss rate analysis and delinquency roll rate analysis. When performing the vintage loss rate analysis, consumer finance receivables are segregated between retail and direct financing lease, and further segmented into groups with common risk characteristics including collateral type, credit grades and original terms. Loss rates are projected for these pools based on historical rates and adjusted for considerations of emerging trends and changing economic conditions. The roll rate analysis is used primarily by the finance subsidiaries of the Company in North America. This analysis tracks the migration of finance receivables through various stages of delinquency and ultimately to charge-offs. Roll rates are projected based on historical results while also taking into consideration trends and changing economic conditions.

Wholesale receivables are considered to be impaired when it is probable that they will be unable to collect all amounts due according to the original terms of the contract. The finance subsidiaries of the Company recognize estimated losses on them in the allowance for credit losses. Credit risk on wholesale receivables is affected primarily by the financial strength of the dealers within the portfolio. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each interim reporting date. However actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following table presents the balances of the allowance for credit losses on finance receivables at December 31, 2010.

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses on finance receivables	¥24,835	¥997	¥1,277	¥27,109

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following table presents an age analysis of past due finance receivables at December 31, 2010.

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current(*)	Total finance receivables
Retail
New auto	¥19,951	¥3,346	¥3,460	¥26,757	¥2,648,217	¥2,674,974
Used & certified auto	8,098	1,390	619	10,107	403,080	413,187
Others	2,359	901	1,074	4,334	157,447	161,781

Total retail	30,408	5,637	5,153	41,198	3,208,744	3,249,942
Direct financing lease	1,267	294	627	2,188	351,240	353,428
Wholesale
Wholesale flooring	83	25	271	379	263,724	264,103
Commercial loans	—	—	—	—	33,568	33,568

Total wholesale	83	25	271	379	297,292	297,671

Total finance receivables	31,758	5,956	6,051	43,765	3,857,276	3,901,041

Less:
Allowance for credit losses	—	—	—	—	—	27,109
Allowance for losses on lease residual values	—	—	—	—	—	6,967
Unearned interest income and fees	—	—	—	—	—	21,025

	—	—	—	—	—	3,845,940

Less:
Finance receivables included in trade receivables, net	—	—	—	—	—	331,935
Finance receivables included in other assets, net	—	—	—	—	—	155,844

Finance subsidiaries-receivables, net	—	—	—	—	—	3,358,161
Less: current portion	—	—	—	—	—	1,096,616

Noncurrent finance subsidiaries-receivables, net	¥—	¥—	¥—	¥—	¥—	¥2,261,545

*	Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit Quality Indicators

The collection experience of finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following table presents the balances of finance receivables by the credit quality indicator at December 31, 2010.

	Yen (millions)
	Performing	Nonperforming	Total finance receivables
Retail
New auto	¥2,668,168	¥6,806	¥2,674,974
Used & certified auto	411,178	2,009	413,187
Others	159,806	1,975	161,781

Total retail	3,239,152	10,790	3,249,942
Direct financing lease	352,507	921	353,428
Wholesale
Wholesale flooring	263,807	296	264,103
Commercial loans	33,568	—	33,568

Total wholesale	297,375	296	297,671

Total finance receivables	¥3,889,034	¥12,007	¥3,901,041

Other Finance Receivables

Except for the finance subsidiaries receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥22,454 million were included in other current assets, investments and advances - other and other assets in the consolidated balance sheets at December 31, 2010. Honda estimates individually the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥20,546 million at December 31, 2010, for which the allowance for credit losses was recorded in the same amount.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

For the purpose of accelerating the receipt of cash related to its finance receivables, the finance subsidiaries of the Company periodically securitize and sell pools of these receivables, and newly establish the trust to issue asset-backed securities for each securitization. The finance subsidiaries of the Company deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it deemed to have controlling financial interests in these trusts.

The assets of consolidated VIEs totaled ¥514,188 million and ¥358,271 million as of December 31, 2010 and March 31, 2010, respectively. The majority of the assets were included in short-term and long-term finance subsidiaries-receivables on the consolidated balance sheets. The liabilities of consolidated VIEs totaled ¥491,039 million and ¥348,941 million as of December 31, 2010 and March 31, 2010, respectively, of which the majority were included in short-term and long-term debt on the consolidated balance sheets. The restricted cash as collateral for the payment of the related secured debt obligation was included in investments and advances - other, and amounted to ¥7,135 million and ¥5,653 million as of December 31, 2010 and March 31, 2010, respectively in the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of December 31, 2010 and March 31, 2010.

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Information about the impact of the adoption of these standards is described in note 1(c).

(5) Inventories

Inventories at December 31, 2010 and March 31, 2010 are summarized as follows:

	Yen (millions)
	December 31, 2010	March 31, 2010
Finished goods	¥574,404	¥559,569
Work in process	38,781	35,558
Raw materials	328,538	340,502

	¥941,723	¥935,629

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Investments and Advances-Other

Investments and advances at December 31, 2010 and March 31, 2010 consist of the following:

	Yen (millions)
	December 31, 2010	March 31, 2010
Current
Corporate debt securities	¥254	¥31
U.S. government and agency debt securities	1,630	1,861
Advances Certificates of deposit	709 59,500	1,350 —
Other	—	472

	¥62,093	¥3,714

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	December 31, 2010	March 31, 2010
Noncurrent
Auction rate securities (non-marketable)	¥7,159	¥10,041
Marketable equity securities	95,516	94,560
Government bonds	1,999	1,999
U.S. government and agency debt securities	34,692	14,875
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	10,445	9,888
Guaranty deposits	24,064	25,452
Advances	1,199	1,517
Other	22,540	24,515

	¥199,614	¥184,847

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities and held-to-maturity securities at December 31, 2010 and March 31, 2010 is summarized below:

	Yen (millions)
	December 31, 2010	March 31, 2010
Available-for-sale
Cost	¥47,549	¥51,045
Fair value	102,675	104,601
Gross unrealized gains	56,757	55,242
Gross unrealized losses	1,631	1,686

Held-to-maturity
Amortized cost	¥98,075	¥18,766
Fair value	98,083	18,862
Gross unrealized gains	105	98
Gross unrealized losses	97	2

Maturities of debt securities classified as held-to-maturity at December 31, 2010 are as follows:

Yen (millions)
Due within one year	¥61,384
Due after one year through five years	36,691
Due after five years through ten years	—

Total	¥98,075

The amounts of realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the nine months ended December 31, 2009 and 2010 were ¥3 million net losses and ¥96 million net losses, respectively.

There was no amount of realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended December 31, 2009 and 2010, respectively.

Gross unrealized losses on available-for-sale securities and held-to-maturity securities, and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and March 31, 2010 are as follows:

	Yen (millions)
	December 31, 2010		March 31, 2010
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥8,171	¥(432)	¥1,169	¥(49)
12 months or longer	8,114	(1,199)	10,938	(1,637)

	¥16,285	¥(1,631)	¥12,107	¥(1,686)

Held-to-maturity
Less than 12 months	¥16,201	¥(97)	¥1,859	¥(2)
12 months or longer	—	—	—	—

	¥16,201	¥(97)	¥1,859	¥(2)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Pledged Assets

Pledged assets at December 31, 2010 and March 31, 2010 are as follows:

	Yen (millions)
	December 31, 2010	March 31, 2010
Trade accounts and notes receivable	¥12,912	¥8,655
Inventories	7,042	3,777
Property, plant and equipment	17,776	20,492
Finance subsidiaries-receivables	507,053	352,618

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company. As a result, the finance subsidiaries-receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements. Information about the impact of the adoption of these standards is described in note 1(c).

(8) Income taxes

The Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the three months ended June 30, 2010. Due primarily to this accounting treatment, the effective tax rate of Honda for the nine months ended December 31, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

The Company has reversed the deferred tax assets due to the decrease in the amount of foreign tax credit expected to be utilized as of December 31, 2010. Due primarily to this accounting treatment, the effective tax rate of Honda for the three months ended December 31, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Equity

The changes in equity for the nine months and three months ended December 31, 2009 and 2010 are as follows:

For the nine months ended December 31, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥4,007,288	¥123,056	¥4,130,344

Dividends paid to Honda Motor Co., Ltd. shareholders	(43,550)	—	(43,550)
Dividends paid to noncontrolling interests	—	(14,185)	(14,185)
Capital transactions and others	—	127	127

Comprehensive income (loss):
Net income	196,224	7,688	203,912
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	23,560	2,499	26,059
Unrealized gains (losses) on available-for-sale securities, net	12,074	96	12,170
Unrealized gains (losses) on derivative instruments, net	(402)	—	(402)
Pension and other postretirement benefits adjustments	4,309	129	4,438

Total comprehensive income (loss)	235,765	10,412	246,177

Purchase of treasury stock	(14)	—	(14)
Reissuance of treasury stock	2	—	2

Balance at December 31, 2009	¥4,199,491	¥119,410	¥4,318,901

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥4,328,640	¥127,790	¥4,456,430
Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax (note 1(c))	1,432	—	1,432

Adjusted balance at March 31, 2010	¥4,330,072	¥127,790	¥4,457,862

Dividends paid to Honda Motor Co., Ltd. shareholders	(65,136)	—	(65,136)
Dividends paid to noncontrolling interests	—	(15,641)	(15,641)
Capital transactions and others	—	164	164

Comprehensive income (loss):
Net income	489,534	21,465	510,999
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(339,624)	(7,727)	(347,351)
Unrealized gains (losses) on available-for-sale securities, net	1,655	(13)	1,642
Unrealized gains (losses) on derivative instruments, net	621	—	621
Pension and other postretirement benefits adjustments	6,158	112	6,270

Total comprehensive income (loss)	158,344	13,837	172,181

Purchase of treasury stock	(34,796)	—	(34,796)
Reissuance of treasury stock	2	—	2

Balance at December 31, 2010	¥4,388,486	¥126,150	¥4,514,636

*	During the six months ended September 30, 2010, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥ 80,417 million based on the resolution of the board of directors. It had no effect on the total Honda Motor Co., Ltd. shareholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at September 30, 2009	¥4,030,681	¥116,055	¥4,146,736

Dividends paid to Honda Motor Co., Ltd. shareholders	(14,517)	—	(14,517)
Dividends paid to noncontrolling interests	—	(1,107)	(1,107)
Capital transactions and others	—	127	127

Comprehensive income (loss):
Net income	134,627	4,752	139,379
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	49,293	(457)	48,836
Unrealized gains (losses) on available-for-sale securities, net	(2,012)	(3)	(2,015)
Unrealized gains (losses) on derivative instruments, net	(580)	—	(580)
Pension and other postretirement benefits adjustments	2,003	43	2,046

Total comprehensive income (loss)	183,331	4,335	187,666

Purchase of treasury stock	(4)	—	(4)
Reissuance of treasury stock	—	—	—

Balance at December 31, 2009	¥4,199,491	¥119,410	¥4,318,901

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at September 30, 2010	¥4,378,376	¥124,333	¥4,502,709

Dividends paid to Honda Motor Co., Ltd. shareholders	(21,628)	—	(21,628)
Dividends paid to noncontrolling interests	—	(2,377)	(2,377)
Capital transactions and others	—	—	—

Comprehensive income (loss):
Net income	81,118	6,869	87,987
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(59,055)	(2,722)	(61,777)
Unrealized gains (losses) on available-for-sale securities, net	7,471	10	7,481
Unrealized gains (losses) on derivative instruments, net	242	—	242
Pension and other postretirement benefits adjustments	1,970	37	2,007

Total comprehensive income (loss)	31,746	4,194	35,940

Purchase of treasury stock	(9)	—	(9)
Reissuance of treasury stock	1	—	1

Balance at December 31, 2010	¥4,388,486	¥126,150	¥4,514,636

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Fair Value Measurement

Honda applies the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This standard establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and March 31, 2010.

	Yen (millions)
As of December 31, 2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥—	¥—	¥—	¥—
Derivative instruments
Foreign exchange instruments (note 11)	—	80,677	—	80,677	—	—
Interest rate instruments (note 11)	—	30,583	304	30,887	—	—

Total derivative instruments	—	111,260	304	111,564	(34,824)	76,740

Available-for-sale securities
Marketable equity securities	95,516	—	—	95,516	—	95,516
Auction rate securities	—	—	7,159	7,159	—	7,159

Total available-for-sale securities	95,516	—	7,159	102,675	—	102,675

Total	¥95,516	¥111,260	¥7,463	¥214,239	¥(34,824)	¥179,415

Liabilities:
Derivative instruments
Foreign exchange instruments (note 11)	¥—	¥(14,415)	¥—	¥(14,415)	¥—	¥—
Interest rate instruments (note 11)	—	(39,148)	(305)	(39,453)	—	—

Total derivative instruments	—	(53,563)	(305)	(53,868)	34,824	(19,044)

Total	¥—	¥(53,563)	¥(305)	¥(53,868)	¥34,824	¥(19,044)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
As of March 31, 2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥27,555	¥27,555	¥—	¥27,555
Derivative instruments
Foreign exchange instruments (note 11)	—	70,905	—	70,905	—	—
Interest rate instruments (note 11)	—	35,352	1,025	36,377	—	—

Total derivative instruments	—	106,257	1,025	107,282	(44,417)	62,865

Available-for-sale securities
Marketable equity securities	94,560	—	—	94,560	—	94,560
Auction rate securities	—	—	10,041	10,041	—	10,041

Total available-for-sale securities	94,560	—	10,041	104,601	—	104,601

Total	¥94,560	¥106,257	¥38,621	¥239,438	¥(44,417)	¥195,021

Liabilities:
Derivative instruments
Foreign exchange instruments (note 11)	¥—	¥(23,432)	¥—	¥(23,432)	¥—	¥—
Interest rate instruments (note 11)	—	(61,087)	—	(61,087)	—	—

Total derivative instruments	—	(84,519)	—	(84,519)	44,417	(40,102)

Total	¥—	¥(84,519)	¥—	¥(84,519)	¥44,417	¥(40,102)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present reconciliations for the nine months ended December 31, 2009 and 2010 and for the three months ended December 31, 2009 and 2010 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the nine months ended December 31, 2009

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 11)	Auction rate securities	Total
Balance at beginning of the year	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	8,257	935	—	9,192
Included in other comprehensive income (loss)	—	—	(2,319)	(2,319)
Purchases, issuances, and settlements, net	(21,503)	(1,854)	(230)	(23,587)
Foreign currency translation	(1,643)	(100)	(605)	(2,348)

Balance at end of the period	¥30,759	¥1,275	¥6,752	¥38,786

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥5,035	¥551	¥—	¥5,586
Included in other comprehensive income (loss)	—	—	(2,319)	(2,319)

For the nine months ended December 31, 2010

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 11)	Auction rate securities	Total
Balance at beginning of the year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities (note 1(c))	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	2	(96)	(94)
Included in other comprehensive income (loss)	—	—	282	282
Purchases, issuances, and settlements, net	—	—	(1,909)	(1,909)
Foreign currency translation	—	(1)	(1,159)	(1,160)

Balance at end of the period	¥—	¥(1)	¥7,159	¥7,158

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2009

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 11)	Auction rate securities	Total
Balance at beginning of the period	¥32,876	¥1,614	¥8,143	¥42,633
Total realized/unrealized gains or losses
Included in earnings	1,657	189	—	1,846
Included in other comprehensive income (loss)	—	—	(1,460)	(1,460)
Purchases, issuances, and settlements, net	(4,412)	(554)	(63)	(5,029)
Foreign currency translation	638	26	132	796

Balance at end of the period	¥30,759	¥1,275	¥6,752	¥38,786

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥516	¥198	¥—	¥714
Included in other comprehensive income (loss)	—	—	(1,460)	(1,460)

For the three months ended December 31, 2010

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 11)	Auction rate securities	Total
Balance at beginning of the period	¥—	¥(2)	¥7,397	¥7,395
Total realized/unrealized gains or losses
Included in earnings	—	1	—	1
Included in other comprehensive income (loss)	—	—	—	—
Purchases, issuances, and settlements, net	—	—	(33)	(33)
Foreign currency translation	—	—	(205)	(205)

Balance at end of the period	¥—	¥(1)	¥7,159	¥7,158

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Retained interests in securitizations

The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved. In order to estimate cash flows, Honda utilizes various significant assumptions including market observable inputs such as forward interest rates, as well as internally developed inputs, such as prepayment speeds, delinquency levels and credit losses. Fair value measurement for retained interests in securitization is classified as Level 3.

Foreign exchange and interest rate instruments (see note 11)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off –balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. The ARS market had been illiquid as of December 31 and March 31, 2010, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted future cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have significant financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the nine months ended December 31, 2010 and the year ended March 31, 2010.

Honda also adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which is now codified in the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” for nonfinancial assets and nonfinancial liabilities, recognized or disclosed at fair value in the financial statements on a nonrecurring basis effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis as of and for the nine months ended December 31, 2010 and the year ended March 31, 2010.

Honda has not elected the fair value option as of and for the nine months ended December 31, 2010 and the year ended March 31, 2010.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at December 31, 2010 and March 31, 2010 are as follows (see note 11):

	Yen (millions)
	December 31, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries- receivables *	¥3,522,320	¥3,587,454	¥3,569,760	¥3,638,964
Available-for-sale securities	102,675	102,675	104,601	104,601
Held-to-maturity securities	98,075	98,083	18,766	18,862
Debt	(4,054,400)	(4,129,461)	(4,101,675)	(4,191,389)
Derivative instruments
Asset position	¥76,740	¥76,740	¥62,865	¥62,865
Liability position	(19,044)	(19,044)	(40,102)	(40,102)

Net	¥57,696	¥57,696	¥22,763	¥22,763

*	The carrying amounts of finance subsidiaries-receivables at December 31, 2010 and March 31, 2010 in the table exclude ¥323,620 million and ¥411,228 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at December 31, 2010 and March 31, 2010 in the table also include ¥487,779 million and ¥519,495 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair values of Government bonds and U.S. government and agency debt securities were estimated by using quoted market prices. The carrying amount of certificates of deposit approximates fair value because of the short maturity of the instrument.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Risk Management Activities and Derivative Financial Instruments

        Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see note 10) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at December 31, 2010 and March 31, 2010 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	December 31, 2010	March 31, 2010
Foreign currency forward exchange contracts	¥14,623	¥26,542

Foreign exchange instruments	¥14,623	¥26,542

Derivatives not designated as hedging instruments:

	Yen (millions)
	December 31, 2010	March 31, 2010
Foreign currency forward exchange contracts	¥637,353	¥552,585
Foreign currency option contracts	45,614	92,965
Currency swap agreements	595,737	718,964

Foreign exchange instruments	¥1,278,704	¥1,364,514

Interest rate swap agreements	¥3,520,704	¥3,806,091

Interest rate instruments	¥3,520,704	¥3,806,091

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at December 31, 2010 and March 31, 2010 were ¥297 million income and ¥324 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2010 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of derivative instruments at December 31, 2010 and March 31, 2010 are as follows.

As of December 31, 2010

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥215	¥—	¥215	¥—	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥80,462	¥(14,415)	¥37,040	¥32,000	¥(2,993)
Interest rate instruments	30,887	(39,453)	(3,277)	10,762	(16,051)

Total	¥111,349	¥(53,868)	¥33,763	¥42,762	¥(19,044)

Netting adjustment	(34,824)	34,824

Net amount	¥76,525	¥(19,044)

As of March 31, 2010 Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33	¥(646)	¥33	¥—	¥(646)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥70,872	¥(22,786)	¥29,105	¥29,608	¥(10,627)
Interest rate instruments	36,377	(61,087)	594	3,525	(28,829)

Total	¥107,249	¥(83,873)	¥29,699	¥33,133	¥(39,456)

Netting adjustment	(44,417)	44,417

Net amount	¥62,832	¥(39,456)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the nine months and three months ended December 31, 2009 and 2010 are as follows:

For the nine months ended December 31, 2009

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥72	Other income (expenses) - Other, net	¥743	Other income (expenses) - Other, net	¥362

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥58,113
Interest rate instruments	Other income (expenses) - Other, net	(27,671)

Total		¥30,442

For the nine months ended December 31, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥1,620	Other income (expenses) - Other, net	¥583	Other income (expenses) - Other, net	¥(16)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥86,302
Interest rate instruments	Other income (expenses) - Other, net	(14,447)

Total		¥71,855

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2009

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥(714)	Other income (expenses) - Other, net	¥254	Other income (expenses) - Other, net	¥202

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(28,143)
Interest rate instruments	Other income (expenses) - Other, net	(7,106)

Total		¥(35,249)

For the three months ended December 31, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥496	Other income (expenses) - Other, net	¥93	Other income (expenses) - Other, net	¥(278)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥7,112
Interest rate instruments	Other income (expenses) - Other, net	(6,276)

Total		¥836

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At December 31, 2010 and March 31, 2010, Honda has guaranteed ¥30,900 million and ¥31,772 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥30,900 million and ¥31,772 million, respectively, at December 31, 2010 and March 31, 2010. At December 31, 2010, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the nine months ended December 31, 2010 and the year ended March 31, 2010 are as follows:

	Yen (millions)
	December 31, 2010	March 31, 2010
Balance at beginning of the period	¥226,038	¥233,979
Warranty claims paid during the period	(64,038)	(86,886)
Liabilities accrued for warranties issued during the period	59,972	79,520
Changes in liabilities for pre-existing warranties during the period	(2,037)	(3,571)
Foreign currency translation	(14,342)	2,996

Balance at end of the period	¥205,593	¥226,038

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 43 purported class actions in the United States. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 43 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the nine months ended December 31, 2010

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 30, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 29, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,627
Dividend per share of common stock (yen)	12.00
Record date	September 30, 2010
Effective date	November 25, 2010
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the nine months ended December 31, 2010, effective after the period

Resolution	The board of directors meeting on January 31, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	December 31, 2010
Effective date	February 25, 2011
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

For the three months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥273,460	¥1,749,537	¥151,031	¥66,712	¥2,240,740	¥—	¥—	¥2,240,740
Intersegment	—	—	2,998	7,178	10,176	(10,176)	—	—

Total	¥273,460	¥1,749,537	¥154,029	¥73,890	¥2,250,916	¥(10,176)	¥—	¥2,240,740

Segment income (loss)	¥15,855	¥110,426	¥53,655	¥(2,965)	¥176,971	¥—	¥—	¥176,971

For the three months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥301,996	¥1,613,841	¥136,442	¥68,023	¥2,120,302	¥—	¥(9,888)	¥2,110,414
Intersegment	—	7,222	2,854	7,097	17,173	(17,173)	—	—

Total	¥301,996	¥1,621,063	¥139,296	¥75,120	¥2,137,475	¥(17,173)	¥(9,888)	¥2,110,414

Segment income (loss)	¥29,132	¥68,400	¥44,603	¥(2,079)	¥140,056	¥—	¥(14,403)	¥125,653

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the nine months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥805,138	¥4,833,467	¥461,978	¥199,024	¥6,299,607	¥—	¥—	¥6,299,607
Intersegment	—	—	9,456	21,115	30,571	(30,571)	—	—

Total	¥805,138	¥4,833,467	¥471,434	¥220,139	¥6,330,178	¥(30,571)	¥—	¥6,299,607

Segment income (loss)	¥30,817	¥102,758	¥147,683	¥(13,580)	¥267,678	¥—	¥—	¥267,678

Assets	¥993,332	¥5,019,260	¥5,507,408	¥276,334	¥11,796,334	¥(291,523)	¥—	¥11,504,811
Depreciation and amortization	¥36,516	¥251,300	¥173,756	¥9,382	¥470,954	¥—	¥—	¥470,954
Capital expenditures	¥29,175	¥225,260	¥381,575	¥18,389	¥654,399	¥—	¥—	¥654,399
As of and for the nine months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥935,082	¥5,148,743	¥427,346	¥212,617	¥6,723,788	¥—	¥—	¥6,723,788
Intersegment	—	10,270	8,759	20,149	39,178	(39,178)	—	—

Total	¥935,082	¥5,159,013	¥436,105	¥232,766	¥6,762,966	¥(39,178)	¥—	¥6,723,788

Segment income (loss)	¥90,460	¥303,727	¥146,672	¥(3,167)	¥537,692	¥—	¥(14,123)	¥523,569

Assets	¥944,662	¥4,764,066	¥5,427,253	¥283,030	¥11,419,011	¥(159,399)	¥—	¥11,259,612
Depreciation and amortization	¥30,542	¥221,922	¥161,287	¥8,536	¥422,287	¥—	¥—	¥422,287
Capital expenditures	¥21,086	¥171,191	¥587,981	¥7,198	¥787,456	¥—	¥—	¥787,456

Explanatory notes:

1.	Segment income (loss) of each segment except Other adjustments is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. For further information on Other adjustments, see note 1(e). The amount of out-of-period adjustments are not used by management in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in the Power product and other businesses but as Other adjustments for the three months and nine months periods ended December 31, 2010.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥293,235 million as of December 31, 2009 and ¥393,266 million as of December 31, 2010 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of the Financial services business include ¥171,724 million for the nine months ended December 31, 2009 and ¥160,036 million for the nine months ended December 31, 2010, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of the Financial services business includes ¥379,793 million for the nine months ended December 31, 2009 and ¥586,391 million for the nine months ended December 31, 2010 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥498,019	¥990,153	¥167,373	¥348,678	¥236,517	¥2,240,740	¥—	¥—	¥2,240,740
Transfers between geographic areas	372,524	38,819	14,845	48,502	4,525	479,215	(479,215)	—	—

Total	¥870,543	¥1,028,972	¥182,218	¥397,180	¥241,042	¥2,719,955	¥(479,215)	¥—	¥2,240,740

Operating income (loss)	¥10,034	¥110,778	¥(6,857)	¥35,024	¥17,439	¥166,418	¥10,553	¥—	¥176,971

For the three months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥404,219	¥964,492	¥132,514	¥387,477	¥231,600	¥2,120,302	¥—	¥(9,888)	¥2,110,414
Transfers between geographic areas	463,331	47,319	18,226	58,044	7,291	594,211	(594,211)	—	—

Total	¥867,550	¥1,011,811	¥150,740	¥445,521	¥238,891	¥2,714,513	¥(594,211)	¥(9,888)	¥2,110,414

Operating income (loss)	¥14,633	¥89,698	¥(9,436)	¥35,780	¥15,690	¥146,365	¥(6,309)	¥(14,403)	¥125,653

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the nine months ended December 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,351,857	¥2,791,075	¥576,460	¥950,906	¥629,309	¥6,299,607	¥—	¥—	¥6,299,607
Transfers between geographic areas	1,059,593	113,129	40,896	138,519	15,861	1,367,998	(1,367,998)	—	—

Total	¥2,411,450	¥2,904,204	¥617,356	¥1,089,425	¥645,170	¥7,667,605	¥(1,367,998)	¥—	¥6,299,607

Operating income (loss)	¥(20,348)	¥165,655	¥(3,227)	¥82,931	¥26,908	¥251,919	¥15,759	¥—	¥267,678

Assets	¥2,964,280	¥6,255,701	¥617,287	¥1,007,719	¥589,558	¥11,434,545	¥70,266	¥—	¥11,504,811
Long-lived assets	¥1,151,134	¥1,849,406	¥112,493	¥240,728	¥157,041	¥3,510,802	¥—	¥—	¥3,510,802
As of and for the nine months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,377,539	¥3,017,225	¥447,418	¥1,189,687	¥691,919	¥6,723,788	¥—	¥—	¥6,723,788
Transfers between geographic areas	1,339,789	154,054	54,521	179,068	25,858	1,753,290	(1,753,290)	—	—

Total	¥2,717,328	¥3,171,279	¥501,939	¥1,368,755	¥717,777	¥8,477,078	¥(1,753,290)	¥—	¥6,723,788

Operating income (loss)	¥87,919	¥276,364	¥(8,438)	¥118,530	¥56,389	¥530,764	¥6,928	¥(14,123)	¥523,569

Assets	¥2,895,405	¥6,025,463	¥492,882	¥1,046,431	¥663,111	¥11,123,292	¥136,320	¥—	¥11,259,612
Long-lived assets	¥1,059,010	¥1,744,305	¥97,808	¥219,810	¥146,464	¥3,267,397	¥—	¥—	¥3,267,397

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region except Other adjustments is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). For further information on Other adjustments, see note 1(e). The adjustments are not included in Japan but as Other adjustments for the three months and nine months periods ended December 31, 2010.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥293,235 million as of December 31, 2009 and ¥393,266 million as of December 31, 2010 respectively, which consist primarily of cash and cash equivalents , available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15) Per Share Data

(a)	Honda Motor Co., Ltd. shareholders’ equity per share

	Yen
	December 31, 2010	March 31, 2010

Honda Motor Co., Ltd. shareholders’ equity per share	¥2,434.93	¥2,385.45

(b)	Net income attributable to Honda Motor Co., Ltd. per common share

Net income attributable to Honda Motor Co., Ltd. per common share for the nine months and three months ended December 31, 2009 and 2010 are as follows:

For the nine months ended December 31, 2009 and 2010

	Yen
	December 31, 2009	December 31, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥108.14	¥270.82

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

*	The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	December 31, 2009	December 31, 2010
Net income attributable to Honda Motor Co., Ltd.	¥196,224	¥489,534
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥196,224	¥489,534
Weighted average number of common shares	1,814,606,540 shares	1,807,578,062 shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2009 and 2010

	Yen
	December 31, 2009	December 31, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥74.19	¥45.01

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

*	The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	December 31, 2009	December 31, 2010
Net income attributable to Honda Motor Co., Ltd.	¥134,627	¥81,118
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥134,627	¥81,118
Weighted average number of common shares	1,814,605,219 shares	1,802,304,736 shares

[Translation]

February 22, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 22, 2011 has decided a plan for changes to its management. Those changes as of late June 2011 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2011 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Particulars

1. Changes in Management Structure

(1) Structure for Operating Officers

The Company implemented an operating officer system in 2005 to strengthen execution of regional and on-site operations and to carry out prompt and appropriate management decisions, and in doing so established a structure that differentiates roles between (a) directors whose duties are both business execution and monitoring and supervision of business execution and (b) operating officers who attend exclusively to business execution.

With the aim of further strengthening the Company’s management structure to enable it to swiftly adapt to changes in the economic environment, the Company will designate all of the directors who have business execution roles, including the President, as operating officers and clarify roles and responsibilities relating to business execution. In conjunction with these changes to the structure for the operating officers, titles such as “senior managing,” “managing,” and the like will be attributed to officers within the operating officer system.

In addition, the time of assumption of office for operating officers, which had been late June, will now be changed to April 1 in alignment with the beginning of the business year.

(2) Changes to Composition of Board of Directors

The Company deliberates and decides on material matters provided by law and monitors and supervises business execution through the Board of Directors composed of internal directors who are well acquainted with the Company’s business and two external directors.

In addition to the chairman, president, vice president, external directors, and advisor and director, the Company will elect as a candidate for director a necessary member from the operating officers who will be responsible for deliberating and deciding material matters provided by law and for monitoring and supervising business execution, in order to speed-up and streamline decision making by the Board of Directors, further strengthen its monitoring and supervisory functions, and respond to the requests of shareholders and investors.

As a consequence, it is planned that the number of Directors will change from twenty to twelve Directors as of late June 2011.

There will be no change to the number of Corporate Auditors, which will remain at five as of late June 2011.

Planned changes in Directors (as of March 1, 2011)

Change in Director

Name	New Title	Current Title
Shigeru Takagi	Director	Senior Managing Director

Mr. Shigeru Takagi has been appointed as President and Representative Director of Honda Trading Corporation since February 14, 2011.

Planned changes in Directors (as of April 1, 2011)

Change in Directors

Name	New Title	Current Title
Koichi Kondo	Chairman and Representative Director	Executive Vice President and Representative Director

Takanobu Ito	President, Chief Executive Officer and Representative Director	President and Representative Director

Akio Hamada	Executive Vice President, Executive Officer and Representative Director	Senior Managing Director

Tetsuo Iwamura	Senior Managing Officer and Director	Senior Managing Director

Tatsuhiro Oyama	Senior Managing Officer and Director	Senior Managing Director

Fumihiko Ike	Senior Managing Officer and Director	Managing Director

Name	New Title	Current Title
Tomohiko Kawanabe	Senior Managing Officer and Director	Managing Director

Masaya Yamashita	Managing Officer and Director	Managing Director

Hiroshi Kobayashi	Managing Officer and Director	Director

Sho Minekawa	Managing Officer and Director	Director

Takuji Yamada	Operating Officer and Director	Director

Yoichi Hojo	Operating Officer and Director	Director

Tsuneo Tanai	Operating Officer and Director	Director

Masahiro Yoshida	Operating Officer and Director	Director

Seiji Kuraishi	Operating Officer and Director	Director

Hiroyuki Yamada	Operating Officer and Director	Director

Planned changes in Operating Officers (as of April 1, 2011)

Operating Officers to be newly appointed

Name	New Title	Current Title
Takashi Yamamoto	Managing Officer	President and Representative Director of Yutaka Giken Co., Ltd.

Yoshiharu Yamamoto	Managing Officer	Vice President and Director of Honda R&D Co., Ltd.

Toshihiko Nonaka	Managing Officer	Senior Managing Director of Honda R&D Co., Ltd.

Soichiro Takizawa	Operating Officer	Deputy Managing Director of Honda of the U.K. Manufacturing Ltd.

Yuji Shiga	Operating Officer	General Manager of Overseas Operation Office No. 2 for Asia and Oceania Operations

Kohei Takeuchi	Operating Officer	General Manager of Accounting Division for Business Management Operations

Planned changes in Directors (as of late June 2011)

Director to be newly appointed

Name	New Title	Title as of April 1, 2011
Yoshiharu Yamamoto	Managing Officer and Director	Managing Officer

Directors to retire / Directors to change titles

Name	New Title	Title as of April 1, 2011
Shigeru Takagi		Director

Tetsuo Iwamura	Senior Managing Officer	Senior Managing Officer and Director

Masaya Yamashita	Managing Officer	Managing Officer and Director

Hiroshi Kobayashi	Managing Officer	Managing Officer and Director

Sho Minekawa	Managing Officer	Managing Officer and Director

Yoichi Hojo		Operating Officer and Director

Tsuneo Tanai		Operating Officer and Director

Seiji Kuraishi	Operating Officer	Operating Officer and Director

Hiroyuki Yamada	Operating Officer	Operating Officer and Director

Mr. Shigeru Takagi has been appointed as President and Representative Director of Honda Trading Corporation since February 14, 2011. Mr. Yoichi Hojo is expected to take office as President and Representative Director of Showa Corporation and Mr. Tsuneo Tanai is expected to take office as President and Representative Director of Keihin Corporation.

Planned changes in Corporate Auditors (as of late June 2011)

Corporate Auditors to be newly appointed

Name	Present Post/Previous Post
Hirotake Abe	Hirotake Abe Office, Certified Public Accountant

Tomochika Iwashita	Former President and Director of Tokio Marine & Nichido Life Insurance Co., Ltd.

Corporate Auditors to retire

Name	Present Post
Koukei Higuchi	Corporate Auditor
Yuji Matsuda	Corporate Auditor

Planned changes in Operating Officers (as of late June 2011)

Operating Officers to retire

Name	Title as of April 1, 2011
Suguru Kanazawa	Managing Officer
Eiji Okawara	Operating Officer

Mr. Eiji Okawara is expected to take office as President and Representative Director of Nissin Kogyo Co., Ltd.

Also, Mr. Hiroyuki Yoshino who has been appointed as Advisor of the Company is to retire as of late June 2011.

Resume of Representative Director Candidate

As of February 22, 2011

Akio HAMADA

Date of Birth:	December 2, 1948	(62 years old)

Professional Experience:

April	1971	Joined Honda Motor Co., Ltd.

June	1998	Stationed in Honda Canada Inc.

June	1999	Director, Honda Motor Co., Ltd.

June	2001	President and Director of Honda Engineering Co., Ltd.

April	2005	President and Director of Honda of America Manufacturing Inc.

June	2005	Managing Officer, Honda Motor Co., Ltd.

April	2008	Chief Operating Officer for Production Operations

		Risk Management Officer

		General Supervisor, Information Systems

June	2008	Senior Managing Director, Honda Motor Co., Ltd.

April	2009	General Supervisor, Quality

*	Current responsibilities in boldface

[Translation]

February 15, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Report on Inappropriate Trading Activities by a Honda Subsidiary and Measures to Prevent a Recurrence

On January 24, 2011, Honda Motor Co., Ltd. (the “Company”) announced the discovery of inappropriate trading activity by the Sea Food Section of the Foodstuff Division of Honda Trading Corporation (“HT”) and the resulting financial impact.

Today, the Company received a report by its investigation committee on the facts, causes, responsible persons and existence of any similar incidents at HT, and the Company wishes to announce such results together with the measures it is taking to prevent a recurrence of such incident.

The Company deeply regrets any concern or difficulty that this matter may have caused its shareholders, business partners or other stakeholders.

1.	Background of the Company’s Investigation

On December 20, 2010, the Company received an overview report from HT’s investigation committee with respect to inappropriate trading activity with several seafood companies by HT’s Foodstuff Division, Sea Food Section. On the same day, the Company, with the cooperation of external counsel and certified public accountants, established an investigation committee with Koichi Kondo (Executive Vice President, Representative Director and Compliance Officer of the Company) as the Committee Chairperson. This committee conducted its investigation by interviewing the relevant individuals and examining and analyzing electronic data and internal company reports.

2.	Summary of the Investigation Results

The following is a summary of the results reported by the investigation committee.

(1)	Summary of inappropriate trading activities

Set forth below is a summary of the inappropriate trading activities found through the investigation, which were undertaken by the previous section chief of the Sea Food Section of the Foodstuff Division of HT (the “Responsible Individual”).

•	The Responsible Individual joined HT in July of 2000 after working in the seafood industry at another company.

•

Beginning in approximately 2001, aiming toward the full scale entry of HT into the seafood industry, the Responsible Individual began inventory management trading[1] of seafood such as “whitebait” with various seafood industry parties on behalf of HT, with the approval of HT’s management and his supervisors.

•

In January 2004, the Responsible Individual received a request from an important inventory management trading counterparty to purchase additional inventory for an inflated price, taking into account the ¥1 billion loss the counterparty had realized through inventory management trading as a result of spoiled inventory. The Responsible Individual, without the consent of his supervisors, purchased the inventory at a price which was inflated compared to the market price, and continued to make such purchases thinking that if HT didn’t purchase the inventory at an inflated price, the counterparty would be unable to repurchase the inventory held by HT which would create problems within HT, and also thinking that the counterparty’s failure would be detrimental for HT’s seafood business. In addition, as some of HT’s trading partners became insolvent and cancelled orders between the fall of 2004 and 2005, the Responsible Individual, in the same manner, purchased inventory from seafood companies at inflated prices in exchange for them taking HT’s unsalable inventory. Furthermore, since this period, some counterparties started reselling to HT the same inventory in a circular trade structure, due to their difficulty in repurchasing the inflated inventory from HT, and the Responsible Individual granted tacit approval for such trading.

[1]

“Inventory management trading” means transactions in which HT temporarily purchases seafood products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for seafood products.

•

Since 2007, HT’s management and the Responsible Individual’s supervisors started giving instructions to reduce the total amount held in inventory. However, the Responsible Individual, with the cooperation of an additional staff member from the Sea Food Section, continued inventory management trading at inflated purchase prices and circular trading of the same inventory, while repeatedly engaging in coverup attempts to reduce (on paper) the total amount held in inventory. As a result of the inflated prices and circular trading, commissions and interest on the inventory continued to increase until it was discovered in October, 2010. As a result of the continuously increasing purchase prices, counterparties were no longer able to repurchase the inventory.

•

In October, 2010 suspicions regarding inflated purchase prices arose within HT triggering an investigation. In this investigation, the Responsible Individual admitted that the purchase prices booked for seafood inventory management trading were artificially inflated, and because seafood companies also admitted this, on October 25, 2010, HT removed the Responsible Individual from his position as section chief and assigned him to the planning and management division. Following such series of events, concerns arose within HT regarding irrecoverable receivables from seafood companies, and the discovery of activity such as circular trading led to HT’s launch of an internal investigation committee with a broader focus on inappropriate trading activities not limited to inflated purchase prices paid by the Responsible Individual. The findings from HT’s internal investigation were reported to the Company on December 20, 2010.

•

As described above, the inappropriate trading activities were conducted based upon the Responsible Individual’s individual motivation and circumstances, and there was no indication of organizational involvement by his supervisors or HT’s management. In addition, there was no indication that officers or employees of the Company were previously involved with or aware of any inappropriate trading activities at HT.

<Example flow of ordinary inventory management trading>

With its inventory management trading partners, typically (1) HT imposes a requirement that counterparties repurchase inventory within one year, (2) counterparties repurchase inventory at a price which includes commission and interest, and (3) during the time that the inventory is held by HT, the risk of spoilage and market risk of the counterparties is born by the counterparties, by agreement.

<Example flow of inappropriate trading activity>

(2)	Causes and Areas for Improvement

(i)	The Responsible Individual’s motivation and background conditions

In the investigation, there was nothing found with respect to the motivation and background conditions of the Responsible Individual’s involvement which suggested that he received kickbacks or other personal gain from counterparties.

The Responsible Individual made statements to the effect that the significant factors constituting his motivation and background conditions were the pressure he was under for revenues, and the fact that he also wished to avoid scrutiny of the Sea Food Section’s losses, so he transferred the losses of the Sea Food Section to inventory trading management counterparties and agreed to inflate the purchase prices. While this type of relationship continued, the Responsible Individual and the counterparties gradually developed “give-and-take” relationships, and inventory management trading with inflated purchase prices continued over a long period. Thereafter, as the inventory total rapidly expanded through inflated purchase prices and circular trading, the counterparties’ cash flow problems became severe, and since then, trying to evade discovery of a string of problems that could arise from the counterparties’ failure, the Responsible Individual continued inventory management trading in a “hand-to-mouth” state.

(ii)	Main reasons for the delayed discovery of the inappropriate trading activities

The investigation uncovered no evidence of organizational involvement on the part of supervisors and management of HT.

However, the main reasons for why the inappropriate trading activity was allowed to occur and why it was not discovered over a prolonged period, include long term ossification of personnel which gave the Responsible Individual exclusive responsibility for inventory management trading for close to 10 years, and in light of that, management and supervisors did not have sufficient experience and understanding of the seafood industry. Additional factors which led to the delayed discovery may have included problems in risk management, such as HT’s credit exposure management system which did not fit with the reality of HT’s inventory management trading and functional defects in IT systems, infrequent use of internal whistle-blowing systems, insufficient compliance awareness and a diluted sense of ownership on the part of executives and employees which led to an organization in which managing problematic trading was left entirely to the individual in charge.

(iii)	Management and supervision of subsidiaries by the Company

The investigation did not confirm the existence of any significant problems in the Company’s group internal controls that would constitute a breach of legal obligations, with respect to the inappropriate trading activities in connection with HT’s inventory management trading. However, as discussed below, with respect to measures to prevent recurrence, the Company thinks it important to further strengthen internal control over group subsidiaries and not use the Company’s prior corporate governance principle toward subsidiaries based on “independent governance” (jishu jiritsu) as an excuse.

3.	Preventative measures

Based on the inappropriate trading activities at HT and the results of the investigation committee’s report, the Company will endeavor to further enhance corporate governance by strengthening group governance, increasing compliance awareness and strengthening risk management systems. At the same time, the Company will undertake a reexamination of personnel management systems and build a system for suitable business judgment, in compliance with the law and company regulations.

(1)	Strengthening group governance

(i)	Strengthening internal control systems

With respect to HT and for each of the Company’s subsidiaries, the Company will establish a mechanism to monitor operations and the condition of internal controls at group companies by requiring organization and department heads to confirm adherence to legal and company regulations and the operation of risk management systems, and to regularly report the results to supervisors and the parent company.

The Company will verify the operation and condition of internal controls at subsidiaries, and strengthen cooperation with each subsidiary’s “compliance officer” who implements a mechanism for compliance, to support the most appropriate system maintenance.

The Company will establish a system for monitoring the supervision and governance conducted by seconded employees who serve as outside directors and external auditors of the subsidiaries.

The Company will support and confirm, across the board and on a day-today basis, holistic maintenance of internal control systems at its subsidiaries.

(ii)	Strengthening internal auditing systems

With respect to the Company’s operational audit of subsidiaries, the Company will enhance the operations and procedures for preliminary audits and while strengthening operational audits, clearly articulate audit standards so that audits can be conducted more effectively from a compliance standpoint.

The Company’s operational audit office will cooperate with the audit departments of subsidiaries and construct a mechanism for internal audit of subsidiaries to be strengthened and for continued improvement of audit functions.

(2)	Improving awareness of compliance

(i)	Thoroughly revisiting compliance awareness

The Company will strengthen awareness of legal obligations and responsibilities among the directors and auditors of its subsidiaries.

The Company will conduct a review of Honda group’s code of conduct, “Our Course of Action”, from the standpoint of increased awareness of legal compliance and fair trading, as well as address common awareness of these matters.

Among the group companies, the Company will strengthen communication of new developments in regulation and industry and the risk concerns they raise.

The Company will, through the Company’s “Corporate Ethics Improvement Proposal Window” which accepts proposals relating to corporate ethics as the principal conduit, strengthen support for group companies to swiftly grasp and solve group company risks.

(ii)	Strengthening the function of the compliance officer

The Company will strengthen awareness of the role of the “Compliance Officer” among group companies and increase compliance responsibilities.

(3)	Strengthening risk management systems

(i)	Strengthen risk management and supervision

HT will thoroughly oversee, on a regular and consistent basis, the formulation and maintenance of HT’s company rules regarding credit limits, internal approval and inventory management and implementation of the rules from the board of directors.

The Company will strengthen oversight of the financial situation of HT by improving HT’s IT system for managing revenues and inventory, with increased capability for internal controls.

(ii)	Strengthen risk management and supervision at the administrative level

HT has halted inventory management trading in its Sea Food Division and will withdraw from the seafood business, concentrating its management resources in fields in which it can demonstrate Honda group’s strength and capability.

The Company will establish and clarify the guidelines and discussion items of the important management meetings of HT and Honda’s group subsidiaries.

The Company will strengthen the risk analysis undertaken at the time of entry by a group subsidiary into a new business.

(4)	Changes to personnel systems

Since one of the causes of this incident is the fact that one employee held the same responsibilities over a long period, HT is revising its long term ossification of personnel and instituting a policy of timely and appropriate personnel rotations. The Company will conduct fundamental reviews on the sustainability of a specific business or department in such case where there is a likely risk from long term ossification of personnel.

4.	Impact on the Company’s financials

The Company made adjustments in the third quarter (October 1 to December 31, 2010) of the consolidated 2010 reporting period for overstated net sales and other operating revenue of ¥9.888 billion and related operating costs and expenses which were recognized in the first half (April 1 to September 30, 2010) of the consolidated 2010 reporting period.

In addition, in recognition of past losses as a result of this incident as of the beginning of the third quarter of the consolidated 2010 reporting period (October 1 to December 31, 2010), the Company recorded one-time charge in this quarter of ¥14.403 billion as Selling, General and Administrative Expense. As a result, operating income was reduced by the same amount in that reporting period.

The Company does not consider the above to have a material impact on the consolidated financial position or operation results with respect to the first three quarters of the consolidated 2010 reporting period taken cumulatively and individually or prior reporting periods (on and before March 31, 2010).

5.	Responsibility and reprimand of individuals involved

In order to illustrate the responsibilities of the related persons, as of February 14, 2011 the following disciplinary measures and personnel actions were conducted.

Title (as of February 13, 2010)	Name	Reprimand/ Status	Reduction/Period
HT Board Members

President & CEO	Motohide Sudo	Resigned

Director of Financial Management Operations	Mikio Kimura	Resigned

Director of Living Essentials Operations	Akio Takemoto	Resigned

Auditor	Shinichiro Oka	Resigned

Auditor	Reiji Matsuura	Resigned

Director of Corporate Administration Operations	Koji Masuda	Reduction in pay	30% x 3 months

Senior Managing Director	Tomonao Osaka	Reduction in pay	20% x 3 months

Managing Director	Tadashi Matsumoto	Reduction in pay	20% x 3 months

Managing Director	Akira Takeshita	Reduction in pay	20% x 3 months

Director	Junji Yamazaki	Reduction in pay	20% x 3 months

Director	Takashi Mori	Reduction in pay	20% x 3 months

Director	Kazushi Mitsui	Reduction in pay	20% x 3 months

Director	Hideaki Murai	Reduction in pay	20% x 3 months

Director	Nobuhiko Shiozaki	Reduction in pay	20% x 3 months

HT Employees

Former Sea Food Section Chief		Punitive dismissal

Sea Food Section Employee		Asked to resign

Consumer Goods Division Chief		Asked to resign

Chief Controller		Demoted

The Company

Director in charge of HT	Yoichi Hojou	Reduction in Company pay 20% x 3 months

6.	Newly appointed officers of HT

At an extraordinary general meeting of shareholders of HT held on February 14, 2011, the following individuals were elected officers and auditors and appointed President & CEO of HT.

President & CEO	Shigeru Takagi

Director	Hiroshi Iwakami

Auditor	Tatsuro Ito

Auditor	Seiichi Kubota

(Appendix)

[HT General Information]

Location	Daiichi-Tekko Building, 2F, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo, Japan

Date of Establishment	March 21, 1972

Capital	1.6 billion yen

Shareholders	Honda (100%)

Representative	President & Representative Director: Shigeru Takagi

Business Lines	Parts for motorcycle/automobile/power equipment; automotive equipment and machinery; non-ferrous metals; steel/plastics; agriculture, forestry and marine products

Sales	Consolidated: 588.6 billion yen Non-consolidated: 251.3 billion yen (year ended March 2010)

Place of Business

(Domestic) Tokyo, Nagoya, Osaka, Suzuka, Kumamoto, Tochigi, Sayama, Gunma, Hiroshima

(International) United States, Canada, Brazil, Mexico, United Kingdom, Italy, Turkey, Belgium, Romania, Thailand, China, Philippines, India, Pakistan, Vietnam, Indonesia, Taiwan, Malaysia, S. Korea, Russia, Argentina

Honda Motor Co., Ltd. corrects the English language translation of its financial release for the fiscal third quarter ended December 31, 2010

Honda Motor Co., Ltd. hereby makes the following revisions to the English language translation of its consolidated financial results for the fiscal third quarter ended December 31, 2010, which were originally announced on January 31, 2011 (the “Original Announcement”).

In the “Others” section, beginning on page 14 of the Original Announcement, the following revisions are made:

•

the first item is revised to read “1. Changes in significant subsidiaries for the three months ended December 31, 2010”, instead of “1. Changes in significant subsidiaries for the three months ended September 30, 2010”; and

•

Within the last sentence in “3. Changes in accounting procedures for consolidated quarterly financial results”, “six months ended September 30, 2010” is revised to read “three months ended June 30, 2010”.

In the Consolidated Statements of Income for the nine months ended December 31, 2009 and 2010, on page 20 of the Original Announcement, “Income before equity in income of affiliates” for the nine months ended Dec. 31, 2009 should read 134,514, instead of 108,097, and for the nine months ended Dec. 31, 2010 should read 396,257, instead of 157,676.